Exhibit 99.131

Crowe MacKay LLP Member Crowe Horwath International 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 +1.604.687.4511 Tel +1.604.687.5805 Fax +1.800.351.0426 Toll Free www.crowemackay.ca

December 11, 2020

HARD COPY ON FILE - FILED BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority, Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador Office of the Superintendent of Securities

Prince Edward Island Office of the Superintendent of Securities

Dear Sirs/Mesdames:

Re:	ImmunoPrecise Antibodies Ltd.

We refer to the Short Form Base Shelf Prospectus of ImmunoPrecise Antibodies Ltd. (the “Company”) dated December 11, 2020 (the “Prospectus”) relating to the offering of $150,000,000 of securities.

We consent to being named and to the use, through incorporation by reference in the Prospectus of our report dated August 28, 2020 to the shareholders of the Company on the following consolidated financial statements:

consolidated statements of financial position as at April 30, 2020 and April 30, 2019;

consolidated statements of loss and comprehensive income, changes in shareholders’ equity and cash flows for the years ended April 30, 2020 and April 30, 2019, and a summary of significant accounting policies and explanatory information.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CICA Handbook – Assurance.

“Crowe MacKay LLP”

Chartered Accountants

Vancouver, British Columbia